P.E. 1/22/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

16004104

arch 23, 2016

Louis L. Goldberg
Davis Polk & Wardwell LLP
louis.goldberg@davispolk.com

Act: 1934
Section:
Rule: 14a-8 (CDS)
Public
Availability: 3-23-16

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2016

Dear Mr. Goldberg:

This is in response to your letters dated January 22, 2016 and February 29, 2016 concerning the shareholder proposal submitted to ExxonMobil by As You Sow on behalf of Adelaide Gomer and The Clements Foundation, by Zevin Asset Management on behalf of the Alison S. Gottlieb Revocable Trust and by Clean Yield Asset Management on behalf of the Singing Field Foundation. We also have received letters on behalf of Adelaide Gomer dated February 24, 2016 and March 7, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

March 23, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2016

The proposal requests that the company quantify and report to shareholders its reserve replacements in British Thermal Units, by resource category, to assist the company in responding appropriately to climate change induced market changes.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of climate change and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Christina M. Thomas
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

March 7, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Re: supplemental reply of Adelaide Gomer to no action request of Exxon Mobil

Ladies and Gentlemen:

On behalf of the Proponent, Adelaide Gomer (the "Proponent"), I am writing to respond to ExxonMobil's Supplemental letter dated February 29, 2016 (the "Company No-Action Letter") sent to the Securities and Exchange Commission (the "SEC") by Louis L. Goldberg of the law firm Davis Polk on behalf of the Company with respect to a shareholder proposal submitted to the Company by the Proponent. A copy of this reply is also being sent to Mr. Goldberg.

The Supplemental letter reiterates the company's original arguments. We respond briefly below.

1. The Company's supplemental letter distorts the ordinary business/transcendent policy issue rule, whose proper focus is on the subject matter.

a. The proper focus of the guideline is on the Proposal's subject matter rather than its "*central aspect,*" a new term created by the Company

It is clear from Staff Legal Bulletins and prior decisions that the proper focal point for transcendent policy issue analysis of a shareholder proposal is "subject matter." The Company's latest letter suggests that the Staff instead focus on the "central aspect" of the proposal, namely the *specific actions sought.* The Company is attempting to muddy the waters by contriving a new concept -- "central aspect" -- to replace the focus on subject matter. Every climate change related proposal has specific actions attached to it, which are related to aspects of the Company's business. However, *the subject matter of the proposal is the social issue being addressed.* In this instance, the social issue is climate change, and the proposal is singularly addressed to a solution to climate change. As such, the Proposal is not ordinary business.

2. The Proposal Requires No Replacement of Existing Reporting.

The Company reiterates its arguments that the proposal attempts to replace existing accounting systems. As Proponents have repeatedly clarified -- and as the plain text of the resolve clause states -- the Proposal asks the Company to report in energy units "*in addition to* reserve reporting required by the Securities and Exchange Commission." No replacement or merging of existing reporting is requested by the proposal.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

The Company also argues that the plain language of the Proposal seeks to change the existing reporting metric, as the Proposal urges *moving* to a system" (emphasis added) to "create a new measure..." This language in the whereas clauses of the Proposal provides context, but does not reflect the specific request of the proposal which seeks adoption of new metrics, similar to any other shareholder request for metrics in corporate social responsibility or sustainability reporting.

Further, the Proposal does not require that the company add a new metric to its financial report, for instance, but rather gives the Company the flexibility to determine where it will publish the additional information, including in its separate corporate social responsibility reporting.

Finally, the Company Letter engages in exaggeration when it asserts that virtually any shareholder proposal submitted to a company in the oil and gas, power generation, or many other industries could mention climate change and therefore delve into nitty-gritty financial planning and investment decisions and render Rule 14a-8(i)(7) meaningless. A proposal focused only on climate change solutions is an appropriate subject matter for any company, including an energy company. The requested Company metrics are no different from other requests of companies focusing on financial sector guidelines related to greenhouse gases and climate change, *PNC Corp*. (Feb. 13, 2013), or proxy voting guidelines related to climate change, *Franklin Resources Inc*. (Nov. 24, 2015), for instance. There is no reasonable basis for suggesting that the oil and gas sector, which is so central to climate change problems and solutions, should be subject to any less rigorous analysis of the kinds of financial and investment considerations that are relevant to progress towards climate solutions.

3. The Proposal is neither vague nor indefinite and cannot be excluded under Rule 14a-8(i)(3).

The Company's latest vagueness argument asserts once again that it is unclear how the BTUs attributable to a renewable energy source such as a wind or solar installation

> "could be incorporated into the reserves replacement ratio without creating a highly misleading metric. This ratio, determined by dividing annual reserve additions by annual production, is designed for application to, and is only meaningful in the context of, a depleting resource such as oil and gas."

This assertion by the Company appears to be a deliberate attempt to distort and misunderstand the proposal which does not ask for the reserve replacement ratio for oil and gas reserves to be altered or replaced with new metrics.

The Proposal's resolve clause is very straightforward, as shareholders will appreciate. It asks that:

"Exxon quantify and report to shareholders its reserve replacements in British Thermal Units, by resource category, to assist the Company in responding appropriately to climate change induced market changes".

The Company's repeated assertion that the Proposal requests a combined metric is incorrect and baseless. As noted, the Company's claim of a combined metric is not based in the language of the proposal. Not only does the Proposal *not* ask for a combined figure, the Proposal's Resolved clause specifically requests that the Company keep resource category reporting separate, asking Exxon to report "in British Thermal Units, by resource category." "By resource category" means that the resource types should be reported separately, not in combination. The Company's statement that the Proposal "requests the Company to publish a replacement ratio that includes both renewable and non-renewable energy in a single metric" has no foundation, and is not found, in the Proposal.

The Proponent reiterates that calculating BTUs for a quantity of BTUs for energy reserves is straightforward and surmountable for Exxon. A solar energy field will generate a determinate amount of kilowatt hours over the project's lifetime. The Energy Information Administration, and other reputable industry sources, define values for converting barrel of oil equivalents and kilowatt hours of electricity into BTUs and make the conversion information readily available.[1]

Additionally, the BTU energy metric is commonly used by energy companies, including by Exxon, which *already reports oil and renewable energy demand in BTU*. Exxon's 2016 Energy Outlook provides an Energy Demand table setting forth estimates of world energy demand by resource category: oil, gas, nuclear, biofuels, and a range of renewables--- in quadrillion BTUs.[2] This is effectively what that Proposal asks Exxon to do, *but for its own assets* rather than for forecasted demand. If Exxon can convert demand figures from barrel of oil equivalents (BOE- the current measure for oil and gas volume, and also the measure of its reserves) to BTU, and can estimate the BTU from renewable energy for its 2016 Outlook, it would follow that it is in fact quite feasible for Exxon to execute similar calculations for the purpose of responding to the proposal.

The Company has failed to meet its burden to exclude the Proposal. Accordingly, we urge the Staff to notify the Company that the no action request is denied.

Respectfully yours,

Sanford Lewis

[1] Energy Information Administration. Energy Units and Calculators Explained. http://www.eia.gov/Energyexplained/?page=about_energy_units; Energy Information Administration. International Energy Statistics – Units. https://www.eia.gov/cfapps/ipdbproject/docs/unitswithpetro.cfm

[2] Exxon Mobil. The Outlook for Energy: A View to 2040, p.72 (*"Energy Demand" (Quadrillion BTUs unless otherwise noted)*). http://cdn.exxonmobil.com/~/media/global/files/outlook-for-energy/2016/2016-outlook-for-energy.pdf

cc:

Louis L. Goldberg
Adelaide Gomer
Danielle Fugere

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
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Davis Polk

Louis L. Goldberg

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4539 tel
212 701 5539 fax
louis.goldberg@davispolk.com

February 29, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Exxon Mobil Corporation, a New Jersey corporation (the "**Company**" or "**ExxonMobil**"), we are writing in response to the letter dated February 24, 2016 (the "**Proponent Letter**") from Sanford J. Lewis on behalf of Adelaide Gomer (the "**Proponent**"), which was written in response to the letter dated January 22, 2016 (the "**Company No-Action Letter**") sent to the Securities and Exchange Commission (the "**SEC**") by Louis L. Goldberg of the law firm Davis Polk on behalf of the Company with respect to a shareholder proposal dated December 14, 2015 (the "**Proposal**") submitted to the Company by the Proponent. For the reasons stated below and in the Company No-Action Letter, the Company rejects the Proponent Letter's claims and continues to request that the SEC not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from its 2016 proxy materials.

1. The central aspect of the Proposal relates to the Company's ordinary business.

The Proponent Letter states multiple times that the Proposal requests reporting an additional metric and not a modification or replacement of an existing metric. The plain language of the Proposal seeks to change the existing reporting metric, as the Proposal urges "*[m]oving* to a system" (emphasis added) to "create a new measure..." Noting that the new reporting would be "in addition to reserve reporting required by the Securities and Exchange Commission" is also not dispositive that the Proposal does not asks the Company to shift its reporting, since the Company's current reporting is already above and beyond SEC regulatory requirements. Therefore, shareholders making decisions about the Proposal would assume that it is requesting that the Company change its financial reporting.

Whether or not the Proposal asks to modify, replace or change an existing accounting reporting system or adds to the current system is not the sole determinant in any case of whether the Proposal implicates ordinary business under Rule 14a-8(i)(7). The Proponent Letter is misguided in suggesting that the BTU metric proposed in "no way restricts any aspect of the Company's management," "its implementation is straightforward, clear and understandable to shareholders" and "[the BTU metric is] recognizable and easily comparable." The financial community understands the current method of reporting proved reserves determined in accordance with SEC rules and the related replacement ratio which ensures consistent reporting and comparability across the upstream portion of the oil and gas industry. Reporting reserve replacements in a new way is not as simple as merely performing a few calculations and publishing those results. The Company must spend significant amounts of management time and resources determining how best to undertake the calculations. Even the Proponent Letter concedes that this would involve making numerous judgments, as "any energy accounting inevitably requires managing uncertainties and variables." The Company would then need to spend more time and resources presenting and fully explaining the new calculations to the investment community, including the reasons the company is using them, how they compare to existing calculations and the benefits and any limitations of the new metric. For a company like ExxonMobil, this would be undertaken with the rigor and precision in analysis and reporting expected of its normal business and financial operations, so that this would be an extensive exercise needing proper management and financial operational oversight.

It cannot be disputed that changing, or supplementing, any financial metric that the investor community utilizes must be managed thoughtfully, which is best done by management. Management is in frequent communication with the shareholders who are using the Company's financial reporting to evaluate the Company and make investment and voting decisions. The failure to properly manage the use and communication of accounting metrics that underlie financial reporting information presents a significant risk of investor confusion and uncertainty to the Company, to the detriment of its shareholders. All of this underscores the points made in our Company No-Action letter that these decisions are best left to management, and that the Proposal attempts to micro-manage the Company's ordinary business.

2. The Proposal does not implicate a significant policy issue.

The Proposal does not "exclusively address the significant policy issue of climate change, specifically how the [C]ompany will respond to climate change." Regardless of references to climate change, the Proposal itself is not a climate change proposal. Rather, the Proposal asks that the Company adopt a new accounting metric for financial reporting purposes, and that is what shareholders will be voting on. A proposal that touches on a significant policy issue does not automatically mean it is not excludable as a proposal that implicates a company's ordinary business matters.

The mere fact that the Proposal makes reference to climate change – as would be possible with virtually any shareholder proposal submitted to a company in the oil and gas, power generation, or many other industries – does not by extension mean that no such proposal can ever be excluded under Rule 14a-8(i)(7) no matter how deeply the proposal delves into "nitty-gritty business matters" such as "financial planning and investment decisions, choices of resources and technologies, etc." The approach argued by the Proponent Letter would essentially render Rule 14a-8(i)(7) meaningless in its application to oil and gas companies. We do not believe the public policy exception is intended to swallow Rule 14a-8(i)(7) in its entirety regardless of the specific details of a proposal.

At its core the Proposal asks the Company to report reserve replacement in BTUs. Through this action, the Proposal hopes to encourage certain policy changes, but fundamentally the Proposal is about the accounting system used by the Company to report its reserves and the use of a single, specified financial reporting metric. This is a matter of ordinary business which should be left to the decision making of management.

3. The Proposal is vague and indefinite and should be excluded under Rule 14a-8(i)(3).

The Proponent Letter claims that the Proposal is not asking the Company to publish a "combined" reserves replacement ratio, which is contrary to the text of the Proposal which asks for reporting of "reserve replacements" in BTUs. The supporting statement also specifically refers to the "primary metric the market uses to assess" oil and gas companies as the "reserve replacement ratio." The Proponent Letter argues that the Company is sufficiently sophisticated to be able to determine how to come up with the reporting metric by making numerous judgments to "manag[e] uncertainties and variables." These judgments would only be necessary because the Company cannot be certain what the Proposal is asking for in implementing it, and shareholders cannot be certain what they are being asked to vote on.

As discussed in the Company No-Action Letter, it is unclear how the BTUs attributable to a renewable energy source such as a wind or solar installation (assuming a figure could be determined with sufficient confidence that would be equivalent to a specific quantity of oil and gas reserves) could be incorporated into the reserves replacement ratio without creating a highly misleading metric. This ratio, determined by dividing annual reserve additions by annual production, is designed for application to, and is only meaningful in the context of, a depleting resource such as oil and gas. It is unclear, for example, how a non-depleting resource should be reflected in such a ratio's denominator.1 This issue is not addressed in the Proposal and the Proponent Letter avoids responding to this concern by simply ignoring the plain language of the Proposal, which as indicated above clearly requests the Company to publish a replacement ratio that includes both renewable and non-renewable energy in a single metric.

If on the other hand, as the Proponent Letter seems to argue, the actual intent of the Proposal is for the Company only to report reserve *additions* in BTUs, this further demonstrates that the Proposal is inherently vague and misleading and excludable under Rule 14a-8(i)(3) since a shareholder reading the text of the Proposal and supporting statement could reasonably be expected to conclude that the Proposal calls for the Company to report its replacement *ratio* on a BTU basis.

* * *

For the reasons stated above and in the Company No-Action Letter, the Company rejects the Proponent Letter's claims and continues to request that the SEC not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from its 2016 proxy materials.

Respectfully yours,

LGoldberg

Louis L. Goldberg

Attachment

---

1 For example, for a company engaged solely in renewable energy, the denominator of a "replacement ratio" could arguably be zero, rendering the metric meaningless since dividing by zero is mathematically impossible.

cc w/ att: James E. Parsons, Coordinator – Corporate Securities & Finance Law, ExxonMobil

As You Sow Foundation, Amelia Timbers

Zevin Asset Management, Sonia Kowal

Clean Yield Asset Management, Shelley Alpern

SANFORD J. LEWIS, ATTORNEY

February 24, 2016
Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Exxon Mobil regarding reporting energy reserves for climate change responsiveness

Ladies and Gentlemen:

Adelaide Gomer (the "Proponent") is beneficial owner of common stock of Exxon Mobil (the "Company"). As You Sow has submitted a shareholder proposal (the "Proposal") to the Company on behalf of the Proponent.[1] I have been asked by the Proponent to respond to the letter dated January 22, 2016 sent to the Securities and Exchange Commission by Louis L. Goldberg of the Law Firm of Davis Polk (the "Company Letter"). In that letter, the Company contends that the Proposal may be excluded from the Company's 2016 proxy statement by virtue of Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

Based upon the relevant rules, however, the Company has not discharged its burden to establish that the Proposal is excludable under Rule 14a-8(i)(7) or Rule 14a-8(i)(3). The Proposal relates to a significant policy issue, climate change, with a clear nexus to the largest oil company in the U.S. It does not micromanage, and is specific in its request, which is neither vague nor indefinite. A copy of this letter is being emailed concurrently to Louis L. Goldberg of Davis Polk.

THE PROPOSAL

The Proposal asks that the shareholders of the Company adopt the following resolution:

> RESOLVED: Proponents request that, by February 2017 and annually thereafter in a publication such as its annual or Corporate Social Responsibility report, Exxon quantify and report to shareholders its reserve replacements in British Thermal Units, by resource category, to assist the Company in responding appropriately to climate change induced market changes. Such reporting shall be in addition to reserve reporting required

[1] The proposal was also co-filed by As You Sow on behalf of the Clements Foundation, by Zevin Asset Management on behalf of the Alison S. Gottlieb Revocable Trust, and by Clean Yield Asset Management on behalf of the Singing Field Foundation.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

by the Securities and Exchange Commission, and should encompass all energy resources produced by the company.

The full text of the Proposal is included as Exhibit A.

SUMMARY

The Company asserts that the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business. The Proposal exclusively addresses the significant policy issue of climate change, specifically how the company will respond to climate change. The request for climate-change responsive reporting is no different from the various metrics sought by shareholders on an array of significant public policy issues. The Proposal is solely concerned with encouraging the Company to adopt a broader reporting policy that would help make the Company more resilient and responsive to climate change. The Proposal requests reporting of an additional metric and *does not* request the modification or replacement of any current reporting; as such, the Proposal in no way restricts any aspect of the Company's management. The subject matter has a clear nexus to the company and the proposal does not micro-manage the company's business. The Proposal is therefore not excludable under Rule 14a-8(i)(7).

The Company also claims the Proposal is excludable under Rule 14a-8(i)(3). However the language of the proposal is not vague, and its implementation is straightforward, clear, and understandable to shareholders. The plain language of the proposal requests that, due to climate change, the Company begin to also report its reserves in the recognizable and easily comparable energy metric of BTUs. This reporting will increase the Company's ability to respond to climate change by providing a measurement of the Company's energy assets that is decoupled from carbon based units of measurement. Government agencies such as the DOE and EIA, as well as renewable energy industries, have long established, publicly available methods for converting barrels of oil, natural gas, and renewable energy projects by type into BTUS. Finally, the Proposal does not require that Exxon produce a "combined ratio"; the proposal does not ask for it, and the suggestion that it does is a mischaracterization of the Proposal's straightforward language. Thus the Proposal is not excludable under Rule 14a-8(i)(3).

BACKGROUND

Climate change -- and the risks it creates for companies -- has been magnified by the 21st Session of the Conference of the Parties (COP 21) in Paris, where 196 global governments agreed to restrict greenhouse gas emissions to no more than 2 degrees Celsius from pre-industrial levels, and submitted plans to begin achieving the necessary greenhouse gas emission reductions.

Achievement of a 2 degree goal requires *net zero global emissions* to be attained by 2100. As noted by Mark Carney, the President of the Bank of England, meeting the 2 degree goal necessitates not burning approximately two thirds of known fossil fuel reserves, and will "render the vast majority of reserves 'stranded' – oil, gas, and coal that will be literally unburnable without expensive carbon capture technology, which itself alters fossil fuel economics."

Investors understand that in a rapidly decarbonizing economy, fossil fuel companies must develop climate change-responsive business models. For example, in 2015 the SEC refused to exclude a proposal put forth at coal intense utility *DTE* that sought disclosure on new business models in the power sector. Similarly, one possible path for oil companies to respond to climate change is to transition into energy companies not dependent on carbon intense, climate damaging commodities. Statoil and Total are examples of companies adopting this new path.

However, the financial sector's current method of valuing oil and gas companies discourages such transition by tying the calculation of a company's assets, and therefore its value, to carbon based-metrics of "barrels of oil equivalent" and "cubic feet of gas". The Proposal requests oil companies to begin the process of decoupling their assets reporting by reporting their energy resources to shareholders in two new ways: a) by resource category, and b) in energy units called BTUs—British Thermal Units, the most widely used unit of energy on the planet. Such reporting would be *in addition to* the Companies' existing reserve reporting methods and preferences.

The reporting requested by the Proposal, in energy units rather than units of commodities whose combustion is the cause of climate change, offers the financial sector a new way to measure the value of the Company, regardless of the type of energy the Company may choose to invest in going forward. The resolution also helps to reduce limits currently shackling the Company to carbon intense commodities, allowing the Company more flexibility to transition toward a lower carbon resource mix that benefits investors in the long term and is competitive in a carbon constrained economy.

I. ANALYSIS

I. The Proposal may not be excluded under Rule 14a-8(i)(7) because it deals exclusively with matters related to the significant policy issue of climate change.

The Proposal is not excludable under Rule 14a-8(i)(7) because it directly and solely focuses on a significant policy issue facing the Company: climate change. The proposal focuses on an essential aspect of this issue for shareholders -- the ability to value the Company's assets in energy neutral units. Although the Company characterizes this issue as ordinary business, the disclosures by the Company quantifying its energy resources, especially when use of the Company's energy resources are a primary cause of climate change, are directly related to the subject matter of climate change and an appropriate focus for the Proposal.

The Company's ordinary business argument is built on repeated misrepresentations of the Proposal. The Company asserts that the Proposal seeks to replace, change, modify, and/or supplant its existing reporting or accounting practices. The Proposal does not do so. For instance, the *Company Letter*, page 3 paragraph 3, misleadingly states:

> The Proposal seeks to have the Company **replace** its "fuel specific reporting metric" (also referred to in the Proposal as "oil and gas reserve replacement accounting") with the alternative method of "internationally accepted standard British Thermal Units" accounting. (emphasis added)

Similarly, the *Company Letter* on page 3 paragraph five states:

> Proponents would **alter the accounting system** to incentivize renewable products **instead**. (emphasis added)

Finally, on page 5, the *Company Letter* states:

> The Proposal seeks to micro-manage **the Company's efforts in determining the appropriate accounting measure** for its business and operating strategies. (emphasis added)

Contrary to these statements, the Proposal asks Exxon to supplement its reporting, in the same manner that many resolutions ask for additional reporting. The text of the Proposal itself specifically states that *"such reporting shall be in addition* to" current reporting. Contrary to Company claims, the Proposal does not require or request the Company to replace, alter, or otherwise micromanage the Company's existing accounting systems.

Based on its mischaracterization of the Proposal, the Company incorrectly asserts that the request resembles the proposal in *Conseco, Inc.* (April 18, 2000). In *Conseco*, the proposal directly attempted to regulate company accounting practices through the establishment of a committee of outside directors to develop and enforce policies to ensure "that accounting methods and financial statements adequately reflect the risks of subprime lending and … employees do not engage in predatory lending practices." Further, the set of issues covered within the subject matter scope of the proposal were not together considered to address a significant policy issue. In contrast the present Proposal does not attempt to alter compliance with accounting required by the SEC or FASB, but rather seeks to add an additional metric that addresses the single significant policy issue of climate change.

The present proposal is an extension of the approach taken by prior proposals of integrating metrics to allow investors to assess the degree to which companies are managing significant policy issues, *see*. e.g. *Exxon Mobil* (March 19, 2014) requesting detailed metrics on hydraulic fracturing is not excludable under Rule 14a-8(i)(7).

A. Climate change is a significant policy issue that transcends ordinary business

It is well settled in Staff determinations that proposals addressing the subject matter of climate change fall within a significant policy issue that transcends ordinary business. See, e.g., *DTE Energy Company* (January 26, 2015), *J.B. Hunt Transport Services, Inc.* (January 12, 2015), *FirstEnergy Corp.* (March 4, 2015)(proposals not excludable as ordinary business because they focused on reducing GHG and did not seek to micromanage the company); *Dominion Resources* (February 27, 2014), *Devon Energy Corp.* (March 19, 2014), *PNC Financial Services Group, Inc.* (February 13, 2013), *Goldman Sachs Group, Inc.* (February 7, 2011)(proposals not excludable as ordinary business because they focused on significant policy issue of climate change); *NRG Inc.* (March 12, 2009)(proposal seeking carbon principles report not excludable as ordinary business); *Exxon Mobil Corp.* (March 23, 2007)(proposal asking board to adopt quantitative goals to reduce GHG emissions from the company's products and operations not excludable as ordinary business); *Exxon Mobil Corp.* (March 12, 2007)(proposal asking board to adopt policy significantly increasing renewable energy sourcing globally not excludable as ordinary business); *General Electric Co.* (January 31, 2007)(proposal asking board to prepare a global warming report not excludable as ordinary business).

In addition to Staff determinations, the SEC's February 8, 2010 climate change release entitled "Guidance to Public Companies Regarding the Commission's Existing Disclosure Requirements as they Apply to Climate Change Matters (SEC Release Nos. 33-9106; 34-61469; FR-82 hereafter "Release 33-9106, 34-61469") confirmed that climate change has become a subject of intense public discussion as well as significant national and international regulatory activity. Release 33-9106, 34-61469 provided guidance to companies regarding disclosure requirements as they apply to climate change matters because, according to the SEC "the regulatory, legislative and other developments described could have a significant effect on operating and financial decisions."

Moreover, Staff Legal Bulletin 14H has made it clear that if a proposal addresses in its entirety significant policy issue like climate change, it can certainly request information about "nitty-gritty" business matters that are directly related to that subject matter. Notably, the Company distorts the Proposal's text and its subject matter by asserting that the proposal requires it to alter its core accounting methods, rather than what it does, which is request the addition of metrics that better facilitate evaluation the Company's responsiveness to climate change and improve investor transparency.

Even though the proposal is addressed to climate change related issues, and only to such issues, the Company attempts to argue that the Proposal is really addressed to the Company's underlying business decisions. This argument holds no water; the Staff has made the standard for evaluating the relationship between a "subject matter" such as climate change, and mundane business matters, such as metrics for measuring the business's resources and assets, very clear. A proposal which is squarely focused on a significant policy issue, and for which there is a clear nexus to the Company, will not be found to be excludable under Rule 14a-8(i)(7). This is the case even if a proposal delves into nitty-gritty business matters such as related strategic financial planning and investment decisions, choices of resources and technologies, etc. Indeed, any Proposal addressing a complex policy issue like climate change, necessarily must delve into such issues if it is to provide useful information to the company and its investors.

B. Scope of the proposal does not exceed the boundaries of the significant policy issue

The Company goes on to argue that even though the Proposal touches on a significant policy issue, it strays beyond and into matters of ordinary business. However, since the Proposal's entire subject matter and request is focused on providing a climate change related solution to the Company and investors, it does not "color outside the lines" of the significant policy issue and is not excludable. Contrast: *Peregrine Pharmaceuticals Inc.* (July 31, 2007) ("the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions."), *Union Pacific Corp.* (February 25, 2008) (related to securing the company's operations from both extraordinary incidents, such as terrorism, and ordinary business matters, such as earthquakes, floods and counterfeit merchandise.). In this instance, the Company has not documented any manner in which the current Proposal strays beyond its focus on climate change.

The Company also asserts that the Proposal affects decisions regarding the Company's choice of accounting metrics, and therefore tangentially, the Company's products and services. The Company notes that in other instances the Staff has allowed exclusion of proposals that sought to alter specific accounting techniques. However, in each of the instances cited by the Company the proposal did not address a recognized significant policy issue, e.g., *General Electric Co.* (February 10, 2000) (specific accounting technique in the calculation of its pensions). In *Otter Tail Corp.* (December 9, 2002) (review and report on records regarding acquisitions involving "review of the choice of accounting methods.") Further, the Proposal is not analogous to these cases because it does not require any alteration or modification of the accounting metrics and methods currently utilized by the Company.

C. The Proposal does not micromanage

Despite the Company's arguments, the proposal does not attempt to micromanage the company's fossil fuel reserve reporting, but rather *adds* a reporting metric. The Company states, inaccurately, that the proposal seeks to have the Company replace its "fuel specific reporting metric" (also referred in the Proposal as "oil and gas reserve replacement accounting") with the alternative method of "internationally accepted standard British Thermal Units" accounting. In reality, the proposal expressly states that this reporting metric is *in addition to* SEC required reserve reporting, not in the alternative. The Proposal also does not attempt to override the regulated issue of reporting on oil and gas reserves, and in fact expressly states that the BTU reporting metric be *in addition to* SEC required reserve reporting. The proponent is not seeking a replacement of existing accounting, but the addition of information that will aid investor understanding of the company's climate change strategy.

The Staff precedents cited regarding products or services are also inapplicable, both because those prior proposals were not found by the staff to exclusively address a significant policy issue and because *the present proposal does not attempt to dictate choice of products or services*. Some of the products and services decisions cited by the Company, such as *Wal-Mart* (March 20, 2014), may have touched on a significant policy issue, the sale of guns, but also addressed company policies more broadly (though directed to gun sales, the proposal also raised the broader issue, not a recognized significant policy issue of whether or not the company should sell dangerous products). *See also PPG Industries* (February 26, 2015) (proposal sought report on how PPG could reduce occupational and community health hazards of lead paint as means of discouraging sale of lead paint, where Staff did not find a significant policy issue); *Wells Fargo & Co.* (January 28, 2013) (proposal sought report about financial/reputational risk of advance lending division as means of discouraging use of advance lending, but no significant policy issue implicated). Other proposals addressing renewable energy issues such as *Apple* (December 5, 2014) may have sought to address climate change, but did not adequately articulate the proposal's focus on climate change in the resolved clause (proposal sought report estimating the efficiency of the company's total renewable energy investments as means of influencing future energy expense choices, but not framed as a climate change proposal).

The plain text of the Proposal here makes it very clear that the action requested by the Proposal is intended to achieve a climate change solution, and the Proposal makes no requests related to product offerings. It does not dictate whether or not the Company should change their products at all, let alone adopt any amount of renewable energy. Even if it did, numerous prior Staff decisions at the Company have made it clear that a proposal that encourages the company to increase the proportion of renewable energy in its portfolio is not excludable under Rule 14a-8(i)(7) as micromanagement. For instance, see *Exxon Mobil* (March 23, 2000) requesting that Exxon Mobil adopt a policy to promote renewable energy sources, develop plans to help bring bioenergy and other renewable energy sources into Exxon's energy mix and advise shareholders regularly on these efforts; similarly, *Exxon Mobil* (March 12, 2007) requesting that the board adopt a policy of significantly increasing renewable energy sourcing globally.

The Company also attempts to assert that the Proposal's requested additional reporting metrics are not subsumed under the subject matter of climate change because implementation of the requested action may not affect climate change. The Company Letter asserts:

> "ExxonMobil understands that the subject of climate change implicates a significant social policy. But the **implementation of the Proposal is not going to affect climate change**. It is about reporting metrics that the Company uses, with the Proposal focused on the stock market impact on ExxonMobil's shares and related management compensation incentives by virtue of the market's understanding of ExxonMobil's performance in replacing energy reserves through the current accounting reporting." [Emphasis added]

In so stating, not only does the Company admit that the Proposal does fall within the scope of the important policy issue of climate change, but it shows the Company holds a distorted understanding of how the ordinary business rule functions. To the extent that a proposal addresses a significant social policy issue, the Company's belief about the efficacy of the Proposal's requested action to affect the important policy matter, is irrelevant. The Company may discount its effectiveness, but the requested action is nonetheless directly related to the significant policy issue.

II. The Proposal is neither vague nor misleading and may not be excluded under Rule 14a-8(i)(3).

The Proposal requests specific, straightforward reporting. The Proposal asks that the Company do the math required to convert existing energy assets into a metric that is ubiquitous in the energy industry – BTUs -- and so widespread shareholders will likely be familiar with it.

A. BTUs are a well-known metric

The plain text of the Proposal requests the Company to report its energy resources in BTUs in addition to current reporting using barrels of oil and cubic feet of gas. The BTU is a specific, well known energy metric, The task of converting the Company's current reserves into this well-known metric is not only possible given the Company's technical proficiency, but the Company likely already produces such data internally.

The Company is clearly familiar with the BTU energy unit as demonstrated in ExxonMobil's annual energy outlook, which regularly reports energy in BTUs from all sources, including fossil fuels, renewables, and nuclear.[2] Although this is not reserves reporting (it is reporting on demand), it does demonstrate the Company's familiarity with the metric and likely an ability to convert energy units into BTU from a variety of energy types.

B. Intermittent energy sources are readily calculable

The Company claims that renewable energy is too intermittent to calculate or compare with fossil fuels:

> [B] y its very nature an intermittent power source such as wind or solar energy does not represent a knowable fixed quantity of energy ... the BTUs actually realized from renewable power sources will depend on actual weather conditions in the future.

The Company's lengthy arguments about the "knowability" of how much energy can be generated by renewable energy projects are not well taken and are factually incorrect. Renewable energy is a sophisticated and well developed field. Renewable energy deals worth hundreds of millions to billions of dollars are signed regularly, including "power purchase agreements" where the total energy a given system is estimated to produce is accounted for and monetized.

The variation of renewable energy intermittence across multiple years is comparable to the 90% confidence rate commonly accepted for proved oil reserves. For example, an NREL study on wind-intermittency that reviews historical data of multiple wind farms found that the most variable wind farm had a standard deviation value of 13% of its 8-year average and the least variable wind farm as having an 8% deviation of its 7-year average.[3]

Standard methods utilized by solar and wind energy companies for calculating energy capacity of solar and wind installations are based on the maximum capacity of the equipment installed, its expected life, and a range of possible weather conditions, among others. Coefficients that help provide approximations for how much power a renewable energy project can be expected to produce are available with an internet search and are certainly available to energy experts such as those at the Company. These "capacity factors" are available by technology type, such as solar, wind, and natural gas, and can be further refined by region, where producers can account, in the case of solar for instance, for things like fog and cloud cover, humidity, average sun exposure, the angle at which the technology is constructed, etcetera. The Company's struggle to understand calculations that are common in the energy sector is difficult to understand given

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2 Exxon Mobil. The Outlook for Energy: A View to 2040. http://cdn.exxonmobil.com/~/media/global/files/outlook-for-energy/2016/2016-outlook-for-energy.pdf

3 NREL, Long-Term Wind Power Variability, pg. 3 http://www.nrel.gov/docs/fy12osti/53637.pdf

that the Company in 1975 Exxon founded the Solar Power Corporation, one of the first companies to produce solar cells in the U.S.[4]

The Company's claim that there is uncertainty regarding the amount of energy that various renewable energy projects will produce does not make the request vague or misleading. Indeed, there is *far* more uncertainty in determining the amount of oil or gas reserves below ground, given the complicated geologic factors associated with extracting oil. As one example of the difficulty in estimating oil reserves, in 2014 the Energy Information Agency revised its estimate of California's Monterey Shale downward by over 95%.[5] If the Company is able to accomplish the technical feat of locating reserves miles beneath the surface of the earth, estimating their quantity, and extracting them with complex technology, surely, assessing the energy value of renewables projects is not an insurmountable challenge.

C. The Company is technically competent to implement the Proposal

As set forth above, both the Company and its investors can be confident about the Company's ability to respond to the Proposal. However, the Company's no action request adds complications to the Proposal that do not exist:

> Nor does the Proposal indicate how, if at all, any BTU value for renewable energy comparable to hydrocarbon "reserves" – if determinable – would be factored into the denominator of a reserve additions-over-production ratio, given that hydrocarbons unlike renewable energy sources are a depleting resource. *Company Letter* page 6.

Here, the Company distorts the proposal, creating a requirement for a "reserve additions over production ratio" as a requirement of the proposal. No such requirement is contained in the proposal.

The Company's technical experts are well aware that *any* energy accounting inevitably requires managing uncertainties and variables. For instance, in the course of calculating its fossil fuel reserves under SEC rules the company may consider "possible" and "probable" reserves — taking into account a range of uncertainties. The Company does not lack the intellectual capacity to calculate its oil reserves, and the uncertainties involved do not stop them from making these calculations. Similarly, integrating the uncertainties that the Company paints as "vagueness" is in reality a straightforward, mathematical conversion based on existing principles of calculating energy capacity and project life, using existing, published information about renewable energy as discussed above.

BTU conversions of renewable energy sources are readily performed, as demonstrated on the website of the American Physical Society:

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[4] Jones. *"Power from Sunshine": A Business History of Solar Energy"*, Harvard Business School 2012. *Available at:* http://www.hbs.edu/faculty/Publication%20Files/12-105.pdf

[5] Wile. "EIA Cuts Recoverable California Shale Estimates By 96%", Business Insider 2014. *Available at:* http://www.businessinsider.com/eia-monterey-shale-2014-5

> ***Energy equivalent for non-fossil fuel sources.*** To facilitate comparisons between different energy sources, a conversion factor is assigned to non-fossil fuel sources which relates electricity generated to a nominal primary energy.[6]

Although the Company might have choices about how it executes the conversion of energy resources to BTUs, Proponents believe that it is appropriate to leave the Company with flexibility to carry out the Proposal in the way it deems most appropriate, and with the expectation that the Company will disclose the assumptions utilized in completing the conversion. If the Proposal had spelled out in detail how to calculate BTUs, the Company only would have further asserted that the proposal is "micromanaging" the Company's accounting. Instead, the Proposal leaves appropriate discretion to the Company.

CONCLUSION

Based upon the foregoing analysis, we urge the Staff to notify the Company that the proposal is not excludable and therefore the Company may not omit the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8. Please feel free to phone me at 413 549-7333 if you have any questions regarding this matter.

Sincerely,

Sanford Lewis

cc:

Louis L. Goldberg
Adelaide Gomer
Danielle Fugere, As You Sow
Shelley Alpern, Clean Yield

[6] https://www.aps.org/policy/reports/popa-reports/energy/units.cfm

EXHIBIT A

FULL TEXT OF PROPOSAL

WHEREAS:

The current accounting system for oil and gas reserve replacement has inherent limitations that impede ExxonMobil's ability to adapt to a climate constrained global energy market.

A primary metric the market uses to assess the value of an oil and gas company is its reserve replacement ratio. (Cambridge Energy Policy Forum, March 2015). Reserve replacement is currently denominated in oil and gas units, incentivizing the production and development of new oil and gas reserves. Where annual oil and gas reserve replacement is not fully achieved, a company's stock market value is likely to be impaired and top company executives may not receive full incentive packages. This fuel specific reporting metric does not allow management the latitude needed to optimize enterprise goals in a carbon constrained environment.

Global governments recognize severe risks associated with a warming climate and the need to limit warming to 2 degrees Celsius or less. At the Conference of the Parties in Paris, world leaders made significant commitments to reduce greenhouse emissions and initiated discussions to implement carbon pricing policies. As worldwide energy needs grow, it is becoming increasingly likely that such demand will be met with a much greater amount of renewable energy. Climate change induced transitions are already occurring in energy markets in the form of rapid energy efficiency increases, decreasing costs of renewables, and disruptive technology development such as electric vehicles.

The need for Exxon to develop new pathways in response to these transitions is highlighted by Citi, Statoil, and other analysts, which predict that global oil demand could peak in the next 10 to 15 years. As the 2015 oil market decline demonstrates, even a relatively small global oversupply of oil can substantially decrease the value of oil companies.

Company management must have maximum flexibility to optimize production and development of energy reserves in line with these changing market conditions and opportunities. Further, management should be incentivized to adopt a stable, long-term revenue path that includes replacing carbon holdings with renewable energy. The current system of oil and gas reserve replacement accounting hampers such flexibility and creates inappropriate incentives. Moving to a system that accounts for resources in energy units, such as the internationally accepted standard British Thermal Units, instead of oil and gas, will create a new measure of successful operation and incentivize a stable transition to a climate appropriate resource mix. It will also help foster better company valuations by investors, creditors, and analysts, thus improving capital allocation and reducing investment risk.

BE IT RESOLVED:

Proponents request that, by February 2017 and annually thereafter in a publication such as its annual or Corporate Social Responsibility report, Exxon quantify and report to shareholders its reserve replacements in British Thermal Units, by resource category, to assist the Company in responding appropriately to climate change induced market changes. Such reporting shall be in addition to reserve reporting required by the Securities and Exchange Commission, and should encompass all energy resources produced by the company.

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Louis L. Goldberg

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4539 tel
212 701 5539 fax
louis.goldberg@davispolk.com

January 22, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Exxon Mobil Corporation, a New Jersey corporation ("**ExxonMobil**" or the "**Company**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal (the "**Proposal**") submitted by Adelaide Gomer (the "**Proponent**") for inclusion in the proxy materials the Company intends to distribute in connection with its 2016 Annual Meeting of Shareholders (the "**2016 Proxy Materials**"). The Proposal is attached hereto as Exhibit A.

We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from the 2016 Proxy Materials. In accordance with Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") not less than 80 days before the Company plans to file its definitive proxy statement.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. All correspondence is attached hereto as Exhibit B. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2016 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

THE PROPOSAL

The Proposal asks that the shareholders of the Company adopt the following resolution:

> RESOLVED: Proponents request that, by February 2017 and annually thereafter in a publication such as its annual or Corporate Social Responsibility report, Exxon quantify and report to shareholders its reserve replacements in British Thermal Units, by resource category, to assist the Company in responding appropriately to climate change induced market

changes. Such reporting shall be in addition to reserve reporting required by the Securities and Exchange Commission, and should encompass all energy resources produced by the company.

The full text of the Proposal is copied below as Exhibit A.

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes the Proposal is excludable pursuant to:

- Rule 14a-8(i)(7) because it: deals with matters fundamental to management's and the board's ability to run the Company; does not implicate a significant policy issue; and serves to micro-manage the Company; or

- Rule 14a-8(i)(3), because the Proposal is so inherently vague and indefinite as to be materially misleading in violation of Rule 14a-9.

1. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) as it interferes with the Company's ordinary business operations.

Rule 14a-8(i)(7) allows a company to omit a shareholder proposal from its proxy materials if such proposal deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at annual shareholders meetings." Exchange Act Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The 1998 Release, citing in part Exchange Act Release No. 12999 (November 22, 1976). The Proposal implicates both of these considerations and is also not a significant policy issue.

A. The Proposal deals with a matter fundamental to management's and the board's ability to run the Company, namely, decisions regarding the Company's choice of accounting metrics and the impact of those choices on products and services offered by the Company.

The Staff has consistently concurred that proposals seeking to alter a company's accounting methods concern ordinary business and are therefore excludable under Rule 14a-8(i)(7). For example, in *General Electric Co.* (February 10, 2000), the Staff permitted the exclusion of a proposal requesting that the company discontinue using a specific accounting technique in the calculation of its pensions. In its response letter, the Staff noted that the portion of the proposal concerning the pension plan "relates to ordinary business matters (i.e., choice of accounting methods)." In *Otter Tail Corp.* (December 9, 2002), a proposal requesting that the company review and report on records regarding acquisitions was excludable because it involved a "review of the choice of accounting methods." *See also PepsiCo, Inc.* (February 11, 2004) (concurring in the exclusion of a proposal requiring the company to, among other things, ensure uniform accounting for support payments because it related to "accounting matters"); *Conseco, Inc.* (April 18, 2000) (concurring in the exclusion of a proposal that would ensure that "accounting methods and the presentation of financial statements in reports to shareholders" would adequately reflect the risks of subprime lending).

The Proposal requests that ExxonMobil change (or supplement) the way it reports energy reserves in its annual or CSR reports from its current accounting method (oil and gas units) to a different accounting method (BTUs, or British Thermal Units). The Whereas section of the Proposal specifically discusses how Exxon's "current accounting system for oil and gas reserve replacement" has "inherent limitations" that impede the Company's ability to adapt to a changing global energy market.

As described on page 56 of the Company's Form 10-K for the year ended December 31, 2014 (the "**Form 10-K**") under the critical accounting estimates section, "the evaluations of oil and gas reserves are important to the effective management of upstream assets."[1] How management accounts for these reserves forms an integral part of management planning and investment decisions about oil and gas assets and projects, and influences whether development should proceed. The reserve quantities also affect other accounting methods, such as the basis for calculating certain depreciation rates and impairment evaluations.

The Proposal argues that the current denomination of reserve replacements incentivizes the production and development of new oil and gas reserves. The Proposal seeks to have the Company replace its "fuel specific reporting metric" (also referred to in the Proposal as "oil and gas reserve replacement accounting") with the alternative method of "internationally accepted standard British Thermal Units" accounting. This request resembles the proposal in *Conseco, Inc.* (April 18, 2000), where the SEC staff permitted the exclusion of a proposal requesting that the company alter the way in which subprime mortgage lending was reported in its annual reports.

The Staff has also consistently concurred in the exclusion of proposals that seek to impact which products or services are offered for sale. For example, in *Wal-Mart* (March 20, 2014), a proposal seeking to change how the company decided whether to sell dangerous products or not was held to interfere with ordinary business. As the Staff indicated in its response letter, "we note that the proposal relates to the products and services offered for sale by the company." *See also PPG Industries* (February 26, 2015) (proposal sought report on how PPG could reduce occupational and community health hazards of lead paint as means of discouraging sale of lead paint); *Wells Fargo & Co.* (January 28, 2013) (proposal sought report about financial/reputational risk of advance lending division as means of discouraging use of advance lending); and *Apple* (December 5, 2014) (proposal sought report estimating the company's total renewable energy investments in $/kW as means of influencing future energy expense choices).

While the Proposal is primarily focused on the accounting metric used to account for reserve replacement, it is also focused on the mix of products offered by the Company. The supporting statement indicates that the Proponent believes that the use of oil and gas units as the measure of reserve replacement will encourage the development of new oil and gas reserves. As a result, the Company's reporting metric does not provide the "flexibility to optimize production and development of energy reserves" in line with the noted "changing market conditions and opportunities." Proponents would alter the accounting system to incentivize renewable products instead.

The Company already understands and reports on what it believes is the expected trend, and what is feasible, for global markets to transition over time towards sources of renewable energy. On page 42 of its Form 10-K, the Company describes the world's diverse energy mix. Oil is expected to remain the largest source of energy with its share remaining close to one-third in 2040. Coal is currently the second largest source of energy, but it is likely to lose that position to natural gas in the 2025–2030 timeframe. Natural gas is expected to exceed 25 percent of world energy supplies by 2040, while the share of coal will likely fall to less than 20 percent. Nuclear power is

[1] ExxonMobil Corporation, Form 10-K for the Fiscal Year ended Dec. 31, 2014 (filed February 26, 2015).

projected to grow significantly. Overall, total renewable energy is likely to reach about 15 percent of total energy by 2040, with biomass, hydro and geothermal contributing a combined share of more than 10 percent. Total energy supplied from wind, solar and biofuels is expected to increase close to 450 percent from 2010 to 2040, when they will approach 4 percent of world energy.

These reporting exercises, product and market assessments, strategic assessments and planning are fundamental to the ordinary business of ExxonMobil, and are already being done by management. Asking ExxonMobil to add or change reporting to cover metrics regarding energy resources therefore goes to core elements of ExxonMobil's ordinary business. Such elements are already very much a part of ongoing assessments that are core to ExxonMobil's management analysis and planning.

ExxonMobil understands that the subject of climate change implicates a significant social policy. But the implementation of the Proposal is not going to affect climate change. It is about reporting metrics that the Company uses, with the Proposal focused on the stock market impact on ExxonMobil's shares and related management compensation incentives by virtue of the market's understanding of ExxonMobil's performance in replacing energy reserves through the current accounting reporting. Such matters – accounting reporting and resulting stock market performance, albeit reporting on energy reserves – are matters of ordinary business within the purview of management, and not matters of significant social policy merely because the reporting covers the nature of energy reserves. Otherwise, the system of accounting used to report matters to shareholders (obviously within the control of, and best determined by, management) would become a matter for the shareholders instead.

Insofar as the Proposal, while focusing on accounting reporting relating to ExxonMobil stock performance, also relates to energy resources and climate matters, the Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if the subject matter may also in some part relate to non-ordinary business matters. In *Peregrine Pharmaceuticals Inc.* (July 31, 2007), the Staff agreed with the exclusion of a proposal that recommended that the board appoint a committee of independent directors to evaluate the strategic direction of the company and the performance of the management team since "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions." In *Union Pacific Corp.* (February 25, 2008), the Staff agreed with the exclusion of a proposal requesting disclosure of the company's efforts to safeguard the company's operations from terrorist attacks and other homeland security incidents, since it related to securing the company's operations from both extraordinary incidents, such as terrorism, and ordinary business matters, such as earthquakes, floods and counterfeit merchandise. *See also E*Trade Group, Inc.* (Bemis) (October 31, 2000) (in concurring that proposal could be excluded under Rule 14a-8(i)(7), the Staff explicitly noted that "although the proposal appears to address matters outside the scope of ordinary business, [certain subparts] relate to E*TRADE's ordinary business operations").

In *General Electric Co.* (February 10, 2000), the Staff concurred that the company could exclude a proposal requesting that it (i) discontinue an accounting technique; (ii) not use funds from the General Electric Pension Trust to determine executive compensation; and (iii) use funds from the trust only as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters – i.e., the choice of accounting methods.

Here, regardless of the references to renewable energy and climate change addressed in the Proposal, the Proposal clearly implicates aspects of the Company's ordinary business operations. Accordingly, under the precedents cited above, the Proposal properly may be excluded under Rule 14a-8(i)(7).

B. The Proposal seeks to "micro-manage" the Company with how it accounts for reserve replacement.

On page 56 of its Form 10-K, the Company indicates that oil and gas reserves include both proved and unproved reserves and that "the estimation of proved reserves is an ongoing process based on rigorous technical evaluations, commercial and market assessment, and detailed analysis of well information such as flow rates and reservoir pressure declines."[2] This estimation process impacts the reserve replacement ratio that the Company discloses publicly.[3]

The estimation of proved reserves is controlled by the Company through long-standing approval guidelines. Reserve changes are made within a well-established, disciplined process driven by senior level geoscience and engineering professionals, assisted by the Reserves Technical Oversight Group which has significant technical experience. This work culminates in reviews with and approval by senior management. On page 56, the Company's Form 10-K describes in extensive detail the qualifications of the Reserves Technical Oversight Group and how it ensures internal controls over proved reserves are appropriate. Senior leaders in the group have more than 20 years of technical experience, including expertise in the classification and categorization of reserves under SEC guidelines. Controls are in place to ensure data integrity, including restrictions on access and processes to ensure that changes are made only after thorough review that ultimately involves senior management.

The accounting used to measure reserve replacements is complex and involve matters fundamental to management's and the board's ability to run the Company. The Proposal seeks to micro-manage the Company's efforts in determining the appropriate accounting measure for its business and operating strategies. Those accounting measures are the basis of information disclosed to shareholders and in compliance with regulatory requirements. Such decisions are not the type that are appropriate for shareholder consideration.

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because the Proposal is so inherently vague and indefinite as to be materially misleading under Rule 14a-9.

Under Rule 14a-8(i)(3), a proposal may be excluded if the resolution or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff has consistently taken the view that shareholder proposals that are "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" are materially false and misleading. Staff Legal Bulletin No. 14B (CF) (September 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff has consistently concurred in the exclusion of proposals that fail to define key terms or that rely on complex external guidelines. For example, in *ExxonMobil* (March 11, 2011), the Staff concurred with the exclusion of a proposal requesting a report based on the Global Reporting Initiative's ("GRI") sustainability guidelines. Not only did that proposal fail to describe what the GRI guidelines entailed, but the guidelines' sheer complexity meant that both the company and individual

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[2] ExxonMobil Corporation, Form 10-K for the Fiscal Year ended Dec. 31, 2014 (filed February 26, 2015).
[3] ExxonMobil, 2014 Reserves Replacement Totals 104 Percent, Press Release, Feb 23, 2015, available at http://news.exxonmobil.com/press-release/exxonmobil-2014-reserves-replacement-totals-104-percent.

shareholders could hold conflicting interpretations of the proposal's ultimate meaning. *See also General Electric Co.* (January 15, 2015) (permitting exclusion of proposal that encouraged the company to follow "SEC Staff Legal Bulletin No. 14C"); *Wendy's International Inc.* (February 24, 2006) (permitting exclusion of a proposal where the term "accelerating development" was found to be unclear).

A proposal may also be vague, and thus materially misleading, when it fails to address essential aspects of its own implementation. For example, the Staff has allowed the exclusion of several executive compensation proposals where a crucial term relevant to implementing the proposal was insufficiently clear. *See The Boeing Company* (March 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase); *General Electric Co.* (January 21, 2011) (proposal requesting that the compensation committee make specified changes was vague because, when applied to the company, neither the stockholders nor the company would be able to determine exactly what actions or measures the proposal required

The supporting statement for the Proposal suggests a key objective of using BTUs as the unit of measure in reporting the reserve replacement ratio is to allow potential investments in renewable energy sources, such as wind and solar installations, to be reported on an "apples to apples" basis with the annual reporting of oil and gas reserve additions. However, fundamental differences in the nature of renewable energy versus hydrocarbon energy make it highly uncertain how such a combined ratio could be meaningfully and accurately calculated and the Proposal provides no guidance on this point. Thus the Proposal is inherently vague given the uncertainty as to the methodology the Proposal would require the Company to utilize.

Standard and generally accepted accounting methodologies and conversion factors exist for estimating the BTU content of known quantities of hydrocarbons (such as, for example, when converting quantities of natural gas to oil equivalent barrels for SEC reporting purposes). However, by its very nature an intermittent power source such as wind or solar energy does not represent a knowable fixed quantity of energy. While the kilowatt capacity of a wind or solar facility can be calculated and converted to BTUs, the maximum capacity of a wind or solar plant is not comparable to oil and gas "reserves" because reserves represent a known quantity of energy and the BTUs actually realized from renewable power sources will depend on actual weather conditions in the future. The Proposal provides no guidance whatsoever as to how the maximum capacity of a renewable but intermittent energy source should reasonably be converted to a fixed quantity comparable to hydrocarbon "reserves" and we are currently aware of no accepted methodologies for reporting renewable energy on such a basis. Nor does the Proposal indicate how, if at all, any BTU value for renewable energy comparable to hydrocarbon "reserves" – if determinable – would be factored into the denominator of a reserve additions-over-production ratio, given that hydrocarbons unlike renewable energy sources are a depleting resource.

For the reasons stated above, the Company believes that the Proposal is properly excludable under Rule 14a-8(i)(7).

CONCLUSION

The Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company omits the Proposal from its 2016 Proxy Materials. If you should have any questions or need additional information, please contact the undersigned at (212) 450-4539 or louis.goldberg@davispolk.com. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Respectfully yours,

Louis L. Goldberg

Attachment

cc w/ att: James E. Parsons, Coordinator – Corporate Securities & Finance Law, ExxonMobil

As You Sow Foundation, Amelia Timbers

Zevin Asset Management, Sonia Kowal

Clean Yield Asset Management, Shelley Alpern

Exhibit A

The Proposal

WHEREAS:
The current accounting system for oil and gas reserve replacement has inherent limitations that impede ExxonMobil's ability to adapt to a climate constrained global energy market.
A primary metric the market uses to assess the value of an oil and gas company is its reserve replacement ratio. (Cambridge Energy Policy Forum, March 2015). Reserve replacement is currently denominated in oil and gas units, incentivizing the production and development of new oil and gas reserves. Where annual oil and gas reserve replacement is not fully achieved, a company's stock market value is likely to be impaired and top company executives may not receive full incentive packages. This fuel specific reporting metric does not allow management the latitude needed to optimize enterprise goals in a carbon constrained environment.

Global governments recognize severe risks associated with a warming climate and the need to limit warming to 2 degrees Celsius or less. At the Conference of the Parties in Paris, world leaders made significant commitments to reduce greenhouse emissions and initiated discussions to implement carbon pricing policies. As worldwide energy needs grow, it is becoming increasingly likely that such demand will be met with a much greater amount of renewable energy. Climate change induced transitions are already occurring in energy markets in the form of rapid energy efficiency increases, decreasing costs of renewables, and disruptive technology development such as electric vehicles. The need for Exxon to develop new pathways in response to these transitions is highlighted by Citi, Statoil, and other analysts, which predict that global oil demand could peak in the next 10 to 15 years. As the 2015 oil market decline demonstrates, even a relatively small global oversupply of oil can substantially decrease the value of oil companies.

Company management must have maximum flexibility to optimize production and development of energy reserves in line with these changing market conditions and opportunities. Further, management should be incentivized to adopt a stable, long-term revenue path that includes replacing carbon holdings with renewable energy. The current system of oil and gas reserve replacement accounting hampers such flexibility and creates inappropriate incentives. Moving to a system that accounts for resources in energy units, such as the internationally accepted standard British Thermal Units, instead of oil and gas, will create a new measure of successful operation and incentivize a stable transition to a climate appropriate resource mix. It will also help foster better company valuations by investors, creditors, and analysts, thus improving capital allocation and reducing investment risk.

RESOLVED: Proponents request that, by February 2017 and annually thereafter in a publication such as its annual or Corporate Social Responsibility report, Exxon quantify and report to shareholders its reserve replacements in British Thermal Units, by resource category, to assist the Company in responding appropriately to climate change induced market changes. Such reporting shall be in addition to reserve reporting required by the Securities and Exchange Commission, and should encompass all energy resources produced by the company.

EXHIBIT B

RELATED CORRESPONDENCE

Dec-14-2015 05:26 PM PST 15102294004

AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

RECEIVED
DEC 15 2015
B. D. TINSLEY

Received
DEC 15 2015
J. J. Woodbury

December 14, 2015

Mr. Jeffrey J. Woodbury
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298.

Dear Mr. Woodbury:

As You Sow is a non-profit organization whose mission is to promote corporate accountability.

As You Sow is filing a shareholder proposal on behalf of Adelaide Gomer ("Proponent"), a shareholder of Exxon Mobil Corporation stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from Adelaide Gomer authorizing As You Sow to act on her behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosures
- Shareholder Proposal
- Adelaide Gomer Authorization

Whereas: The current accounting system for oil and gas reserve replacement has inherent limitations that impede ExxonMobil's ability to adapt to a climate constrained global energy market.

A primary metric the market uses to assess the value of an oil and gas company is its reserve replacement ratio. (Cambridge Energy Policy Forum, March 2015). Reserve replacement is currently denominated in oil and gas units, incentivizing the production and development of new oil and gas reserves. Where annual oil and gas reserve replacement is not fully achieved, a company's stock market value is likely to be impaired and top company executives may not receive full incentive packages. This fuel-specific reporting metric does not allow management the latitude needed to optimize enterprise goals in a carbon-constrained environment.

Global governments recognize severe risks associated with a warming climate and the need to limit warming to 2 degrees Celsius or less. At COP 21, world leaders made significant commitments to reduce greenhouse emissions and initiated discussions to implement carbon pricing policies. As worldwide energy needs grow, it is becoming increasingly likely that such demand will be met with a much greater amount of renewable energy. Climate change induced transitions are already occurring in energy markets in the form of rapid energy efficiency increases, decreasing costs of renewables, and disruptive technology development such as electric vehicles.

The need for Exxon to develop new pathways in response to these transitions is highlighted by Citi, Statoil, and other analysts, which predict that global oil demand could peak in the next 10 to 15 years. As the 2014-15 oil market decline demonstrates, even a relatively small global oversupply of oil can substantially decrease the value of oil companies.

Company management must have maximum flexibility to optimize production and development of energy reserves in line with these changing market conditions and opportunities. Further, management should be incentivized to adopt a stable, long-term revenue path that includes replacing carbon holdings with renewable energy. The current system of oil and gas reserve replacement accounting hampers such flexibility and creates inappropriate incentives. Moving to a system that accounts for resources in energy units, such as the internationally accepted standard British Thermal Units (BTU), instead of oil and gas, will create a new measure of successful operation and incentivize a stable transition to a climate-appropriate resource mix. It will also help foster better company valuations by investors, creditors, and analysts, thus improving capital allocation and reducing investment risk.

Resolved: Proponents request that, by February 2017 and annually thereafter in a publication such as its annual or CSR report, Exxon quantify and report to shareholders its reserve replacements in BTUs, by resource category, to assist the Company in responding appropriately to climate-change induced market changes. Such reporting shall be in addition to reserve reporting required by the Securities and Exchange Commission, and should encompass all energy resources produced by the company.

November 12, 2015

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of November 12, 2015, the undersigned, Adelaide Gomer (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with ExxonMobil, and that it be included in the 2016 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of ExxonMobil stock, with voting rights, for over a year. The Stockholder intends to hold the stock through the date of the company's annual meeting in 2016.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution. The Stockholder understands that the company may send the Stockholder information about this resolution, and that the media may mention the Stockholder's name related to the resolution; the Stockholder will alert As You Sow in either case. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Adelaide Gomer

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

December 16, 2015

Mr. Jeffrey J. Woodbury
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298.

Dear Mr. Woodbury:

We are writing in regards to the shareholder proposal filed by As You Sow on behalf of Adelaide Gomer, and co-filed by As You Sow on behalf of The Clements Foundation.

Please find enclosed proof of share ownership for Adelaide Gomer, and proof of share ownership for The Clements Foundation.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosures

- Adelaide Gomer Proof of Share Ownership
- The Clements Foundation Proof of Share Ownership

RBC Wealth Management

SRI Wealth Management Group
345 California Street
29th Floor
San Francisco, CA 94104

Toll Free: 866-408-2667
www.rbcwm.com/SRI

December 15, 2015

RECEIVED
DEC 16 2015
B. D. TINS...

Mr. Jeffrey J. Woodbury
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298.

To Whom It May Concern:

RBC Capital Markets, LLC, acts as custodian for Adelaide Gomer.

We are writing to verify that our books and records reflect that, as of market close on December 14, 2015, Adelaide Gomer owned 150 shares of Exxon Mobil Corporation, (Cusip#30231G102) representing a market value of approximately $11,404.50 and that, Adelaide Gomer has owned such shares since 10/17/1995. We are providing this information at the request of Adelaide Gomer in support of its activities pursuant to rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact me directly at 415-445-8378.

Sincerely,

Manny Calayag
Vice President - Assistant Complex Manager

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Jeffrey J. Woodbury
Vice President, Investor Relations
and Secretary

ExxonMobil

December 21, 2015

VIA UPS – OVERNIGHT DELIVERY

Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Avenue, Suite 1450
Oakland, CA 94612

Dear Ms. Timbers:

This will acknowledge receipt of the proposal concerning a Report on Reserve Replacements in BTUs (the "Proposal"), which you have submitted on behalf of Adelaide Gomer (the "Proponent") in connection with ExxonMobil's 2016 annual meeting of shareholders. By copy of a letter from RBC Wealth Management share ownership has been verified.

SEC Rule 14a-8(d) (copy enclosed) requires that shareholder proposals, including the accompanying supporting statement, may not exceed 500 words. We believe your proposal contains more than 500 words. To remedy this defect, you must revise the proposal and supporting statement and postmark (or transmit electronically) the revised proposal to us within 14 days of the receipt of this letter.

You should note that, if the Proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the Proposal on the Proponent's behalf, must attend the annual meeting in person to present the Proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If you intend for a representative to present your Proposal, you must provide documentation that specifically identifies your intended representative by name and specifically authorizes the representative to act as your proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, the representative must have the authority to vote your shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this Proposal and in light of the guidance in SEC staff legal bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the Proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this Proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the Proposal is subject to a no-action request.

We are interested in discussing this Proposal and will contact you in the near future.

Sincerely,

JJW/ljg

Parsons, Jim E

From:	Glass, Melissa <melissa.glass@davispolk.com>
Sent:	Friday, January 15, 2016 10:30 AM
To:	Parsons, Jim E
Cc:	Gilbert, Jeanine; Tinsley, Brian D; Chiu, Ning
Subject:	FW: Reserve Replacement Resolution
Attachments:	ATT00001.htm; ATT00002.htm; ATT00003.htm; Woodbury L01.010414.pdf; As You Sow Exxon Reserve Replacement Resolution_FINAL2.pdf; As You Sow Exxon Reserve Replacement Resolution_FINAL2.docx

Jim, the BTU correspondence is below.

From: Parsons, Jim E [mailto:james.e.parsons@exxonmobil.com]
Sent: Monday, January 04, 2016 5:09 PM
To: Chiu, Ning
Subject: Fwd: Reserve Replacement Resolution

See enclosed....

Sent from my iPhone

Begin forwarded message:

> **From:** "Woodbury, Jeffrey J" <jeff.j.woodbury@exxonmobil.com>
> **Date:** January 4, 2016 at 2:22:31 PM CST
> **To:** "Luettgen, Robert A" <robert.a.luettgen@exxonmobil.com>, "Tinsley, Brian D" <brian.d.tinsley@exxonmobil.com>, "Parsons, Jim E" <james.e.parsons@exxonmobil.com>
> **Subject: FW: Reserve Replacement Resolution**
>
> Please note.
>
> Regards, Jeff
>
> Jeffrey J. Woodbury
> Exxon Mobil Corporation
>
>
>
> **From:** Danielle Fugere [mailto:DFugere@asyousow.org]
> **Sent:** Monday, January 04, 2016 2:15 PM
> **To:** Woodbury, Jeffrey J
> **Subject:** Reserve Replacement Resolution
>
> Jeff,

Attached is a letter in response to your December 21, 2015 letter stating that our resolution is over 500 words. As noted in the attached responsive letter, we do not believe that it is more than 500 words. The resolution has nonetheless been revised to spell out all acronyms and clarify the word count. Small additional revisions were made as set forth in the letter. I have attached a Word version of the resolution, as well as a pdf, so that you can more easily do a Word count.

Please review and let me know if you still disagree and why.

Also, as noted in my prior email, we would very much like to discuss the reserve replacement issue with Exxon, and the industry generally. We believe it could be a win-win, helping to open options for oil and gas companies without requiring a change in current business practices.

Best,

Danielle

Danielle Fugere
President
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8141 (direct line) | (415) 577-5594 (cell)
dfugere@asyousow.org | www.asyousow.org

~Promoting corporate social and environmental responsibility since 1992~

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

January 4, 2015

Jeffrey J. Woodbury
Vice President, Investor Relations
and Secretary
5959 Las Colinas Boulevard
Irving, TX 75039

Re: Resolution Word Count

Dear Mr. Woodbury,

This letter is in response to your letter of December 21, 2015 in which you stated that our resolution contains more than 500 words. You did not provide a discussion of how you arrived at this conclusion. We disagree that the word count is greater than 500 words so, to clarify the word count, the attached resolution has been modified as follows:

- All acronyms were replaced with full words, such that each word can be counted.
- The "(BTU)" definition, which Exxon may have counted separately though it was intended to alert the reader to the definition of the acronym, was deleted.
- The "COP 21" designation, after being spelled out, was revised slightly. Since the phrase "Conference of the Parties 21" is not generally used by the media or the UN, it may be unclear to readers. The number "21" is therefore changed to "in Paris" for clarity. This adds a word.
- Hyphens were removed to clarify that all words were counted, leaving only "long-term" which is counted as one word; in the dictionary it either is hyphenated or is a single word.
- Finally, 2014-2015 was replaced with 2015 to delete the hyphen and remove a word.

With these modifications the word count remains at 489, fully 10 words below 500, with all acronyms spelled out.

If you agree the attached draft is now below 500 words, please confirm. If you continue to believe the resolution contains more than 500 words, I request that you explain your reasoning.
Thank you.

Very truly yours,

Danielle Fugere
President, As You Sow

Whereas: The current accounting system for oil and gas reserve replacement has inherent limitations that impede ExxonMobil's ability to adapt to a climate constrained global energy market.

A primary metric the market uses to assess the value of an oil and gas company is its reserve replacement ratio. (Cambridge Energy Policy Forum, March 2015). Reserve replacement is currently denominated in oil and gas units, incentivizing the production and development of new oil and gas reserves. Where annual oil and gas reserve replacement is not fully achieved, a company's stock market value is likely to be impaired and top company executives may not receive full incentive packages. This fuel specific reporting metric does not allow management the latitude needed to optimize enterprise goals in a carbon constrained environment.

Global governments recognize severe risks associated with a warming climate and the need to limit warming to 2 degrees Celsius or less. At the Conference of the Parties in Paris, world leaders made significant commitments to reduce greenhouse emissions and initiated discussions to implement carbon pricing policies. As worldwide energy needs grow, it is becoming increasingly likely that such demand will be met with a much greater amount of renewable energy. Climate change induced transitions are already occurring in energy markets in the form of rapid energy efficiency increases, decreasing costs of renewables, and disruptive technology development such as electric vehicles.

The need for Exxon to develop new pathways in response to these transitions is highlighted by Citi, Statoil, and other analysts, which predict that global oil demand could peak in the next 10 to 15 years. As the 2015 oil market decline demonstrates, even a relatively small global oversupply of oil can substantially decrease the value of oil companies.

Company management must have maximum flexibility to optimize production and development of energy reserves in line with these changing market conditions and opportunities. Further, management should be incentivized to adopt a stable, long-term revenue path that includes replacing carbon holdings with renewable energy. The current system of oil and gas reserve replacement accounting hampers such flexibility and creates inappropriate incentives. Moving to a system that accounts for resources in energy units, such as the internationally accepted standard British Thermal Units, instead of oil and gas, will create a new measure of successful operation and incentivize a stable transition to a climate appropriate resource mix. It will also help foster better company valuations by investors, creditors, and analysts, thus improving capital allocation and reducing investment risk.

Resolved: Proponents request that, by February 2017 and annually thereafter in a publication such as its annual or Corporate Social Responsibility report, Exxon quantify and report to shareholders its reserve replacements in British Thermal Units, by resource category, to assist the Company in responding appropriately to climate change induced market changes. Such reporting shall be in addition to reserve reporting required by the Securities and Exchange Commission, and should encompass all energy resources produced by the company.

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
[illegible]

Received
DEC 15 2015
J. J. Woodbury

December 14, 2015

Mr. Jeffrey J. Woodbury
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298.

RECEIVED
DEC 15 2015
B. D. TINSLEY

Dear Mr. Woodbury:

As You Sow is a non-profit organization whose mission is to promote corporate accountability.

As You Sow is co-filing a shareholder proposal on behalf of The Clements Foundation ("Proponent"), a shareholder of Exxon Mobil Corporation stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

As You Sow also represents the lead filer of this proposal, Adelaide Gomer.

A letter from The Clements Foundation authorizing As You Sow to act on its behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosures

- Shareholder Proposal
- The Clements Foundation Authorization

Whereas: The current accounting system for oil and gas reserve replacement has inherent limitations that impede ExxonMobil's ability to adapt to a climate constrained global energy market.

A primary metric the market uses to assess the value of an oil and gas company is its reserve replacement ratio. (Cambridge Energy Policy Forum, March 2015). Reserve replacement is currently denominated in oil and gas units, incentivizing the production and development of new oil and gas reserves. Where annual oil and gas reserve replacement is not fully achieved, a company's stock market value is likely to be impaired and top company executives may not receive full incentive packages. This fuel-specific reporting metric does not allow management the latitude needed to optimize enterprise goals in a carbon-constrained environment.

Global governments recognize severe risks associated with a warming climate and the need to limit warming to 2 degrees Celsius or less. At COP 21, world leaders made significant commitments to reduce greenhouse emissions and initiated discussions to implement carbon pricing policies. As worldwide energy needs grow, it is becoming increasingly likely that such demand will be met with a much greater amount of renewable energy. Climate change induced transitions are already occurring in energy markets in the form of rapid energy efficiency increases, decreasing costs of renewables, and disruptive technology development such as electric vehicles.

The need for Exxon to develop new pathways in response to these transitions is highlighted by Citi, Statoil, and other analysts, which predict that global oil demand could peak in the next 10 to 15 years. As the 2014-15 oil market decline demonstrates, even a relatively small global oversupply of oil can substantially decrease the value of oil companies.

Company management must have maximum flexibility to optimize production and development of energy reserves in line with these changing market conditions and opportunities. Further, management should be incentivized to adopt a stable, long-term revenue path that includes replacing carbon holdings with renewable energy. The current system of oil and gas reserve replacement accounting hampers such flexibility and creates inappropriate incentives. Moving to a system that accounts for resources in energy units, such as the internationally accepted standard British Thermal Units (BTU), instead of oil and gas, will create a new measure of successful operation and incentivize a stable transition to a climate-appropriate resource mix. It will also help foster better company valuations by investors, creditors, and analysts, thus improving capital allocation and reducing investment risk.

Resolved: Proponents request that, by February 2017 and annually thereafter in a publication such as its annual or CSR report, Exxon quantify and report to shareholders its reserve replacements in BTUs, by resource category, to assist the Company in responding appropriately to climate-change induced market changes. Such reporting shall be in addition to reserve reporting required by the Securities and Exchange Commission, and should encompass all energy resources produced by the company.

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 14, 2015

RECEIVED
DEC 16 2015
B. D. TINSLEY

Mr. Jeffrey J. Woodbury
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298.

Dear Mr. Woodbury:

As You Sow is a non-profit organization whose mission is to promote corporate accountability.

As You Sow is co-filing a shareholder proposal on behalf of The Clements Foundation ("Proponent"), a shareholder of Exxon Mobil Corporation stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

As You Sow also represents the lead filer of this proposal, Adelaide Gomer.

A letter from The Clements Foundation authorizing As You Sow to act on its behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosures

- Shareholder Proposal
- The Clements Foundation Authorization

Whereas: The current accounting system for oil and gas reserve replacement has inherent limitations that impede ExxonMobil's ability to adapt to a climate constrained global energy market.

A primary metric the market uses to assess the value of an oil and gas company is its reserve replacement ratio. (Cambridge Energy Policy Forum, March 2015). Reserve replacement is currently denominated in oil and gas units, incentivizing the production and development of new oil and gas reserves. Where annual oil and gas reserve replacement is not fully achieved, a company's stock market value is likely to be impaired and top company executives may not receive full incentive packages. This fuel-specific reporting metric does not allow management the latitude needed to optimize enterprise goals in a carbon-constrained environment.

Global governments recognize severe risks associated with a warming climate and the need to limit warming to 2 degrees Celsius or less. At COP 21, world leaders made significant commitments to reduce greenhouse emissions and initiated discussions to implement carbon pricing policies. As worldwide energy needs grow, it is becoming increasingly likely that such demand will be met with a much greater amount of renewable energy. Climate change induced transitions are already occurring in energy markets in the form of rapid energy efficiency increases, decreasing costs of renewables, and disruptive technology development such as electric vehicles.

The need for Exxon to develop new pathways in response to these transitions is highlighted by Citi, Statoil, and other analysts, which predict that global oil demand could peak in the next 10 to 15 years. As the 2014-15 oil market decline demonstrates, even a relatively small global oversupply of oil can substantially decrease the value of oil companies.

Company management must have maximum flexibility to optimize production and development of energy reserves in line with these changing market conditions and opportunities. Further, management should be incentivized to adopt a stable, long-term revenue path that includes replacing carbon holdings with renewable energy. The current system of oil and gas reserve replacement accounting hampers such flexibility and creates inappropriate incentives. Moving to a system that accounts for resources in energy units, such as the internationally accepted standard British Thermal Units (BTU), instead of oil and gas, will create a new measure of successful operation and incentivize a stable transition to a climate-appropriate resource mix. It will also help foster better company valuations by investors, creditors, and analysts, thus improving capital allocation and reducing investment risk.

Resolved: Proponents request that, by February 2017 and annually thereafter in a publication such as its annual or CSR report, Exxon quantify and report to shareholders its reserve replacements in BTUs, by resource category, to assist the Company in responding appropriately to climate-change induced market changes. Such reporting shall be in addition to reserve reporting required by the Securities and Exchange Commission, and should encompass all energy resources produced by the company.

November 17, 2015

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of November 17, 2015, the undersigned, The Clements Foundation (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with ExxonMobil, and that it be included in the 2016 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of ExxonMobil stock, with voting rights, for over a year. The Stockholder intends to hold the stock through the date of the company's annual meeting in 2016.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution. The Stockholder understands that the company may send the Stockholder information about this resolution, and that the media may mention the Stockholder's name related to the resolution; the Stockholder will alert As You Sow in either case. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Jeff Clements
President
The Clements Foundation

AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 16, 2015

Mr. Jeffrey J. Woodbury
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298.

Dear Mr. Woodbury:

We are writing in regards to the shareholder proposal filed by As You Sow on behalf of Adelaide Gomer, and co-filed by As You Sow on behalf of The Clements Foundation.

Please find enclosed proof of share ownership for Adelaide Gomer, and proof of share ownership for The Clements Foundation.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosures
- Adelaide Gomer Proof of Share Ownership
- The Clements Foundation Proof of Share Ownership

Dec-16-2015 03:32 PM PST 15102294004

RBC Wealth Management

SRI Wealth Management Group
345 California Street
29th Floor
San Francisco, CA 94104

Toll Free: 866-408-2667
www.rbcfc.com/SRI

RECEIVED
DEC 16 2015
B. D. TINSLEY

December 15, 2015

Mr. Jeffrey J. Woodbury
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

To Whom It May Concern:

RBC Capital Markets, LLC, acts as custodian for The Clements Foundation.

We are writing to verify that our books and records reflect that, as of market close on December 14, 2015, The Clements Foundation owned 53 shares of Exxon Mobil Corporation, (Cusip#30231G102) representing a market value of approximately $4,029.59 and that, The Clements Foundation has owned such shares since 01/29/2014. We are providing this information at the request of The Clements Foundation in support of its activities pursuant to rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact me directly at 415-445-8378.

Sincerely,

Manny Calayag
Vice President - Assistant Complex Manager

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 17, 2015

VIA UPS – OVERNIGHT DELIVERY

Ms. Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave., Suite 1450
Oakland, CA 94612

Dear Ms. Timbers:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of The Clements Foundation, the proposal previously submitted by the NY State Common Retirement Fund concerning a Report on Reserve Replacements in BTUs (the "Proposal") in connection with ExxonMobil's 2016 annual meeting of shareholders. By copy of a letter from RBC Wealth Management, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the Proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this Proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the Proposal is subject to a no-action request.

Sincerely,

Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

RECEIVED
DEC 16 2015
B. D. TINSLEY

December 15, 2015

Mr. Jeffrey Woodbury
Secretary
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298
Re: Shareholder Proposal for 2016 Annual Meeting

Dear Mr. Woodbury:

Enclosed please find our letter co-filing the climate risk disclosure proposal to be included in the proxy statement of Exxon Mobil (the "Company") for its 2016 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are filing on behalf of one of our clients, the Alison S. Gottlieb Revocable Trust (the Proponent), who has continuously held, for at least one year of the date hereof, 215 shares of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services Inc, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2016 annual meeting of stockholders.

Zevin Asset Management, LLC is a co-filer for this resolution. As You Sow Foundation is the lead filer of this resolution and can act on our behalf in withdrawal of this resolution. A representative of the filer will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please confirm receipt to me 617-742-6666 x308 or sonia@zevin.com.

Sincerely,

Sonia Kowal
President
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

WHEREAS:

The current accounting system for oil and gas reserve replacement has inherent limitations that impede ExxonMobil's ability to adapt to a climate constrained global energy market.

A primary metric the market uses to assess the value of an oil and gas company is its reserve replacement ratio. (Cambridge Energy Policy Forum, March 2015). Reserve replacement is currently denominated in oil and gas units, incentivizing the production and development of new oil and gas reserves. Where annual oil and gas reserve replacement is not fully achieved, a company's stock market value is likely to be impaired and top company executives may not receive full incentive packages. This fuel-specific reporting metric does not allow management the latitude needed to optimize enterprise goals in a carbon-constrained environment.

Global governments recognize severe risks associated with a warming climate and the need to limit warming to 2 degrees Celsius or less. At COP 21, world leaders made significant commitments to reduce greenhouse emissions and initiated discussions to implement carbon pricing policies. As worldwide energy needs grow, it is becoming increasingly likely that such demand will be met with a much greater amount of renewable energy. Climate change induced transitions are already occurring in energy markets in the form of rapid energy efficiency increases, decreasing costs of renewables, and disruptive technology development such as electric vehicles.

The need for Exxon to develop new pathways in response to these transitions is highlighted by Citi, Statoil, and other analysts, which predict that global oil demand could peak in the next 10 to 15 years. As the 2014-15 oil market decline demonstrates, even a relatively small global oversupply of oil can substantially decrease the value of oil companies.

Company management must have maximum flexibility to optimize production and development of energy reserves in line with these changing market conditions and opportunities. Further, management should be incentivized to adopt a stable, long-term revenue path that includes replacing carbon holdings with renewable energy. The current system of oil and gas reserve replacement accounting hampers such flexibility and creates inappropriate incentives. Moving to a system that accounts for resources in energy units, such as the internationally accepted standard British Thermal Units (BTU), instead of oil and gas, will create a new measure of successful operation and incentivize a stable transition to a climate-appropriate resource mix. It will also help foster better company valuations by investors, creditors, and analysts, thus improving capital allocation and reducing investment risk.

BE IT RESOLVED:

Proponents request that, by February 2017 and annually thereafter in a publication such as its annual or CSR report, Exxon quantify and report to shareholders its reserve replacements in BTUs, by resource category, to assist the Company in responding appropriately to climate-change induced market changes. Such reporting shall be in addition to reserve reporting required by the Securities and Exchange Commission, and should encompass all energy resources produced by the company.

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 15, 2015

To Whom It May Concern:

Please find attached DTC participant (number 0221) UBS Financial Services Inc's custodial proof of ownership statement of Exxon Mobil from the Alison S. Gottlieb Revocable Trust. Zevin Asset Management, LLC is the investment advisor to the Alison S. Gottlieb Revocable Trust and filed a share holder resolution her behalf.

This letter serves as confirmation that the Alison S. Gottlieb Revocable Trust is the beneficial owner of the above referenced stock.

Sincerely,

Sonia Kowal

Sonia Kowal

President
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

December 15, 2015

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 215 shares of common stock in Exxon Mobil (XOM) owned by the Alison S. Gottlieb Revocable Trust.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of XOM and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that the Alison S. Gottlieb Revocable Trust is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor the Alison S. Gottlieb Revocable Trust and is planning to co-file a shareholder resolution on the Alison S. Gottlieb Revocable Trust's behalf.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice President/ Wealth Management
UBS Financial Services, Inc

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 22, 2015

VIA UPS – OVERNIGHT DELIVERY

Ms. Sonia Kowal
President
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston, MA 02108

Dear Ms. Kowal:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Alison S. Gottlieb Revocable Trust, the proposal previously submitted by Adelaide Gomer concerning a Report on Reserve Replacements in BTUs (the "Proposal") in connection with ExxonMobil's 2016 annual meeting of shareholders. By copy of a letter from UBS Financial Services, share ownership has been verified.

SEC Rule 14a-8(d) (copy enclosed) requires that shareholder proposals, including the accompanying supporting statement, may not exceed 500 words. We believe your proposal contains more than 500 words. To remedy this defect, you must revise the proposal and supporting statement and postmark (or transmit electronically) the revised proposal to us within 14 days of the receipt of this letter.

In light of the guidance in SEC staff legal bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the Proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this Proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the Proposal is subject to a no-action request.

Sincerely,

Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

Gilbert, Jeanine

From:	Tinsley, Brian D
Sent:	Saturday, December 19, 2015 7:34 AM
To:	Gilbert, Jeanine; Glass, Ginger R
Subject:	FW: Letter from Singing Field Foundation
Attachments:	Singing Field authorization letter - XOM - 2016 final.docx; ATT00001.htm

Cofiler information; reserve replacement in BTUs proposal.

Brian T

From: Woodbury, Jeffrey J
Sent: Friday, December 18, 2015 2:38 PM
To: Tinsley, Brian D
Subject: Fwd: Letter from Singing Field Foundation

Brian, May have already sent this to you

Sent from my iPhone

Begin forwarded message:

> **From:** Shelley Alpern <shelley@cleanyield.com>
> **Date:** December 17, 2015 at 10:08:18 AM MST
> **To:** "Woodbury, Jeffrey J" <jeff.j.woodbury@exxonmobil.com>
> **Subject: Letter from Singing Field Foundation**
>
> Mr. Woodbury,
>
> In connection with the shareholder proposal filed by the Singing Field Foundation yesterday, we owe you two documents, the confirmation of ownership and a ;etter from Singing Field Foundation authorizing Clean Yield to represent it. The second of these required documents is attached.
>
> Regards,
>
> Shelley Alpern
> Director of Social Research & Advocacy
> Clean Yield Asset Management
> (802) 526-2525, x 103
> (617) 970-8944 (cell)
>
>

CLEAN YIELD
ASSET MANAGEMENT

December 16, 2015

Mr. Jeffrey J. Woodbury
Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RECEIVED
DEC 16 2015
B. D. TINSLEY

Via email: jeff.j.woodbury@exxonmobil.com

Dear Mr. Woodbury:

Clean Yield Asset Management ("Clean Yield") is an investment firm based in Norwich, VT specializing in socially responsible asset management.

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with ExxonMobil Corporation on behalf of our client, the Singing Field Foundation. Clean Yield submits this shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Singing Field Foundation holds more than $2,000 of XOM common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2016 annual meeting. We will submit verification of the position separately, and a letter from Singing Field Foundation authorizing Clean Yield to undertake this filing on its behalf. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We are filing in coordination with As You Foundation, which is acting as the "lead" filer of this proposal. However, please copy me on any communications regarding this proposal at Shelley@cleanyield.com. Please also confirm receipt of this letter via email.

Sincerely,

Shelley Alpern

Shelley Alpern
Director of Social Research and Advocacy
Clean Yield Asset Management
6 Curtis Street
Salem, MA 01970

Enclosure

Exxon Mobil 2016 proxy proposal: Annually Disclose Reserves Replacement by Category
Clean Yield Asset Management

WHEREAS: The current accounting system for oil and gas reserve replacement has inherent limitations that impede ExxonMobil's ability to adapt to a climate constrained global energy market.

A primary metric the market uses to assess the value of an oil and gas company is its reserve replacement ratio. (Cambridge Energy Policy Forum, March 2015). Reserve replacement is currently denominated in oil and gas units, incentivizing the production and development of new oil and gas reserves. Where annual oil and gas reserve replacement is not fully achieved, a company's stock market value is likely to be impaired and top company executives may not receive full incentive packages. This fuel-specific reporting metric does not allow management the latitude needed to optimize enterprise goals in a carbon-constrained environment.

Global governments recognize severe risks associated with a warming climate and the need to limit warming to 2 degrees Celsius or less. At COP 21, world leaders made significant commitments to reduce greenhouse emissions and initiated discussions to implement carbon pricing policies. As worldwide energy needs grow, it is becoming increasingly likely that such demand will be met with a much greater amount of renewable energy. Climate change induced transitions are already occurring in energy markets in the form of rapid energy efficiency increases, decreasing costs of renewables, and disruptive technology development such as electric vehicles.

The need for Exxon to develop new pathways in response to these transitions is highlighted by Citi, Statoil, and other analysts, which predict that global oil demand could peak in the next 10 to 15 years. As the 2014-15 oil market decline demonstrates, even a relatively small global oversupply of oil can substantially decrease the value of oil companies.

Company management must have maximum flexibility to optimize production and development of energy reserves in line with these changing market conditions and opportunities. Further, management should be incentivized to adopt a stable, long-term revenue path that includes replacing carbon holdings with renewable energy. The current system of oil and gas reserve replacement accounting hampers such flexibility and creates inappropriate incentives. Moving to a system that accounts for resources in energy units, such as the internationally accepted standard British Thermal Units (BTU), instead of oil and gas, will create a new measure of successful operation and incentivize a stable transition to a climate-appropriate resource mix. It will also help foster better company valuations by investors, creditors, and analysts, thus improving capital allocation and reducing investment risk.

BE IT RESOLVED: Proponents request that, by February 2017 and annually thereafter in a publication such as its annual or CSR report, Exxon quantify and report to shareholders its reserve replacements in BTUs, by resource category, to assist the Company in responding appropriately to climate- change induced market changes. Such reporting shall be in addition to reserve reporting required by the Securities and Exchange Commission, and should encompass all energy resources produced by the company.

Gilbert, Jeanine

From:	Tinsley, Brian D
Sent:	Wednesday, December 16, 2015 4:38 PM
To:	Glass, Ginger R; Gilbert, Jeanine
Subject:	FW: Co-filing proposal with As You Sow (reserve replacements)
Attachments:	2016 XOM proposal - reserve replacements.docx; ATT00001.htm; CY XOM filing Letter - 12.16.15.docx; ATT00002.htm

Please note cofiler for reserve replacement proposal.

Brian T

From: Woodbury, Jeffrey J
Sent: Wednesday, December 16, 2015 4:17 PM
To: Luettgen, Robert A; Tinsley, Brian D; Parsons, Jim E
Subject: Fwd: Co-filing proposal with As You Sow (reserve replacements)

Please note.

Sent from my iPhone

Begin forwarded message:

> **From:** Shelley Alpern <shelley@cleanyield.com>
> **Date:** December 16, 2015 at 3:31:15 PM CST
> **To:** "Woodbury, Jeffrey J" <jeff.j.woodbury@exxonmobil.com>
> **Cc:** Danielle Fugere <dfugere@asyousow.org>
> **Subject: Co-filing proposal with As You Sow (reserve replacements)**
>
> Dear Mr. Woodbury,
>
> Please find attached a letter of transmittal and a shareholder proposal on behalf of our client, the Singing Field Foundation.
>
> Could you kindly confirm receipt of this email and its attachments.
>
> Thank you,
>
> Shelley Alpern
> Director of Social Research & Advocacy
> Clean Yield Asset Management
> (802) 526-2525, x 103
> (617) 970-8944 (cell)
>
>

Singing Field
FOUNDATION

RECEIVED
DEC 21 2015
B. D. TINSLEY

December 15, 2016

Ms. Shelley Alpern
Director of Research & Advocacy
Clean Yield Asset Management
16 Beaver Meadow Road
P.O. Box 874
Norwich, VT 05055

Dear Ms. Alpern:

On behalf of the Singing Field Foundation, I hereby authorize Clean Yield Asset Management to file a shareholder resolution on my behalf regarding reserve replacement metrics at ExxonMobil Corporation.

Singing Field Foundation is the beneficial owner of more than $2,000 worth of common stock in ExxonMobil that it has held continuously for more than a year. The Foundation will hold the stock through the date of the company's annual meeting in 2016.

I specifically give Clean Yield Asset Management full authority to deal with any and all aspects of the aforementioned shareholder resolution. I understand that the Foundation's name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Jonathan A. Scott, President and Director
Singing Field Foundation

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 22, 2015

VIA UPS – OVERNIGHT DELIVERY

Shelley Alpern
Director of Social Research and Advocacy
Clean Yield Asset Management
6 Curtis Street
Salem, MA 01970

Dear Ms. Alpern:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Singing Field Foundation (the "Co-filer"), the proposal previously submitted by the Adelaide Gomer (the "Proponent") concerning a Report on Reserve Replacements in BTUs (the "Proposal") in connection with ExxonMobil's 2016 annual meeting of shareholders. Additionally, as noted in your letter dated December 17, 2015 proof of share ownership was not included with your submission.

SEC Rule 14a-8(d) (copy enclosed) requires that shareholder proposals, including the accompanying supporting statement, may not exceed 500 words. We believe your proposal contains more than 500 words. To remedy this defect, you must revise the proposal and supporting statement and postmark (or transmit electronically) the revised proposal to us within 14 days of the receipt of this letter.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the Proposal for at least one year as of the date the shareholder proposal was submitted. For this Proposal, the date of submission is December 16, 2015, which is the date the Proposal was received electronically by eMail.

The Co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Co-filer has satisfied these ownership requirements. To remedy this defect, the Co-filer must submit sufficient proof verifying their continuous ownership of the requisite number of ExxonMobil shares for the one-year period preceding and including December 16, 2015.

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- a written statement from the "record" holder of the Co-filer's shares (usually a broker or a bank) verifying that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 16, 2015; or

- if the Co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in the first bullet point above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Co-filer can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which may be available on the internet at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Co-filer's broker or bank is a DTC participant, then the Co-filer needs to submit a written statement from its broker or bank verifying that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 16, 2015

- If the Co-filer's broker or bank is not a DTC participant, then the Co-filer needs to submit proof of ownership from the DTC participant through which the securities are held verifying that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 16, 2015. The Co-filer should be able to find out who this DTC participant is by asking the Co-filer's broker or bank. If the Co-filer's broker is an introducing broker, the Co-filer may also be able to learn the identity and telephone number of the DTC participant through the Co-filer's account statements, because the clearing broker identified on the Co-filer's account statements will generally be a DTC participant. If the DTC participant that holds the Co-filer's shares knows the Co-filer's broker's or bank's holdings, but does not know the Co-filer's holdings, the Co-filer needs to satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 16, 2015, the required amount of securities were continuously held – one from the Co-filer's broker or bank confirming the Co-filer's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1233, or by email to Jeanine.gilbert@exxonmobil.com.

In light of the SEC staff legal bulletin No. 14F dealing with Co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all Co-filers, including with respect to any potential negotiated withdrawal of the Proposal. Unless the lead filer can represent that it holds such authority on behalf of all Co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this Proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the Proposal is subject to a no-action request.

Sincerely,

Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

Enclosures

Gilbert, Jeanine

From: Tinsley, Brian D
Sent: Wednesday, January 06, 2016 8:05 AM
To: Gilbert, Jeanine; Glass, Ginger R
Subject: FW: Proof of ownership letter
Attachments: Schwab letter.pdf; ATT00001.htm

RECEIVED
JAN 06 2016
G.R. GLASS

Cofiler proof. Singing Fields => BTU proposal.

From: Woodbury, Jeffrey J
Sent: Wednesday, January 06, 2016 8:00 AM
To: Luettgen, Robert A; Tinsley, Brian D; Parsons, Jim E
Subject: Fwd: Proof of ownership letter

Please note

Regards, Jeff

Sent from my iPad

Begin forwarded message:

From: Shelley Alpern <shelley@cleanyield.com>
Date: January 6, 2016 at 8:56:38 AM EST
To: "Woodbury, Jeffrey J" <jeff.j.woodbury@exxonmobil.com>
Subject: Proof of ownership letter

Mr. Woodbury,

Please find attached proof of ownership for shares held by Singing Fields Foundation, in connection with our shareholder proposal filed last month.

Please contact me if you have any questions.

Shelley Alpern
Director of Social Research & Advocacy
Clean Yield Asset Management
(802) 526-2525, x 103
(617) 970-8944 (cell)

RECEIVED

JAN 06 2016

G.R. GLASS

charles SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

December 18, 2015

Shelley Alpern
Director of Social Research & Advocacy
Clean Yield Asset Management
(802) 526-2525, x 103

Re: SINGING FIELD FOUNDATION INC
***Account # OMB Memorandum M-07-16 ***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 50 shares of Exxon Mobile Corp common stock. These 50 shares have been held in this account continuously for at least one year prior to December 06, 2015.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab & Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co. Inc.

Sincerely,

Makisha Evans
Relationship Specialist
Schwab Advisor Services